Stolt Offshore S.A.                                    [Graphic omitted]

NEWS RELEASE

     Stolt Offshore S.A. to Develop Asia Pacific Presence Through Deepwater
          Construction Vessel Joint Venture with SapuraCrest Petroleum

London, England - August 30, 2005 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), today announced it has entered into a Co-operation Agreement to establish a joint venture with SapuraCrest Petroleum, the leading Malaysian oil service company. The joint venture will take over the build and operation of the Sapura 3000, a new-build heavy lift and pipelay vessel designed to be the most advanced deepwater construction ship in the growing Asia Pacific region. Incorporation of the joint venture is subject to Malaysian governmental approval, which is expected by the end of 2005, and finalisation of documentation.

The Sapura 3000 is a $200 million new-build Dynamically Positioned derrick pipelay vessel, with dual capabilities for conventional shallow water pipelay and very deepwater construction projects. The vessel is presently under construction in China and is planned to be in service in early 2007.

SapuraCrest Petroleum is a leading Malaysian oil service company which has built up a strong market share in the Malaysian conventional construction and pipelay, drilling, survey and maintenance markets and is part of the larger Sapura group of companies.

The deepwater SURF market in Asia Pacific is expected to grow by an average of 15% over the next five years. Stolt Offshore is targeting a number of deepwater construction projects particularly in Malaysia, Indonesia and Australia in which the Sapura 3000 would play a major role.

The 50:50 joint venture with SapuraCrest Petroleum will be reported as net income in non-consolidated joint ventures. The financing will be finalised through joint venture borrowings, with a target gearing of 70%, or approximately $150 million. Once the vessel is in full operation, full year results are expected to add $0-150 million per annum at revenue level through SURF and deepwater projects.

Tom Ehret, Chief Executive Officer, said "This is a significant move for Stolt Offshore into what will be a leading position in the growing deepwater construction market in the Asia Pacific region. In SapuraCrest, we have found the right partner with outstanding local commercial knowledge and by upgrading the Sapura 3000 initial specification, we are pleased to add Stolt Offshore's deepwater technologies and expertise to this joint venture.

We have a robust business plan to which our partner contributes significantly by means of an annual 150 day charter from a subsidiary of SapuraCrest Petroleum for shallow water work in Malaysian waters. The introduction of the Sapura 3000 into an established conventional market with a small but rapidly growing SURF and deepwater market, in many ways mirrors our introduction of the highly successful Seaway Polaris to the conventional and SURF markets in West Africa.

With the new-build order for the Sapura 3000 having been placed in December 2004, we have found a way to jointly own and operate this vessel without the need of introducing an additional key construction asset to this region. In summary, our joint venture is building the right asset at the right time to give us a unique competitive position in this emerging deepwater market."

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Vessel specifications:
-    Length 151.2 metres, beam 37.8 metres
- Builders: Sembawang Shipyard in consortium with Huisman Special Lifting Equipment
-    Crane:  Mast crane with 3,000 short tons lift capacity
- Typical pipelay capabilities: Conventional steep S-Lay, with J-Lay for steel catenary risers, 36" pipe in 400 metres, 20" pipe in 1,500 metres and 12" pipe in 2,000 metres.
-    Accommodation for 330 people
-    Dynamic Positioning - Class 2

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
********************************************************************************
SapuraCrest Petroleum Bhd (SAPCRES) is an integrated upstream oil & gas services provider which is publicly quoted on the Kuala Lumpur Stock Exchange and is one of the largest Malaysian suppliers of offshore marine installation services. The Company specialises in the installation of pipelines and facilities, drilling, survey, inspection, maintenance and repair and marine transportation services.

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationvessel with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy / Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

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